Exhibit 99.1

ELBIT IMAGING ANNOUNCES COMPLETION OF THE FIRST STAGE FOR THE SALE OF UP TO 25% OF THE SHARE CAPITAL OF ELBIT MEDICAL LTD.

Tel Aviv, Israel, March 28, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated February 7, 2019, (regarding signing a Share Purchase Agreement ("SPA") with an SPC related to the Exigent Capital Group for the sale of between 3,760,417 ordinary shares of Elbit Medical Technologies Ltd. ("Elbit Medical") and 57,968,760 ordinary shares of Elbit Medical) that it has completed the first stage of the SPA and sold 3,760,417 shares of Elbit Medical (1.6% of Elbit Medical's outstanding share capital) for a total consideration of approximately NIS 3.6 million (approximately USD 1 million).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com